Exhibit 1.01
Barnes Group Inc.
Conflict Minerals Report

Barnes Group Inc. files this Conflict Minerals Report for the 2020 calendar year (this “Report”) in accordance with Rule 13p-1 of the Securities Exchange Act of 1934, as amended.

Item 1.01 Conflict Minerals Disclosure and Report

Corporate Structure and Products
Barnes Group Inc. (“BGI” or the “Company”) is a global provider of highly engineered products, differentiated industrial technologies, and innovative solutions, serving a wide range of end markets and customers. Its specialized products and services are used in far-reaching applications including aerospace, transportation, manufacturing, automation, healthcare, and packaging. BGI operates under two global business segments: Industrial and Aerospace. The Industrial Segment includes the Molding Solutions, Force & Motion Control, Automation, and Engineered Components strategic business units (“SBUs”). The Aerospace segment includes the original equipment manufacturing (“OEM”) business and the aftermarket business, which includes maintenance, repair, and overhaul (“MRO”) services and the manufacture and delivery of aerospace aftermarket spare parts. See BGI’s website, www.BGInc.com, for further information about the Company.

Due Diligence
In 2020, to prepare this Report, BGI Legal Counsel, in partnership with supply chain representatives from BGI’s SBUs, conducted a review in accordance with methods generally in alignment with the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” (“OECD Framework”).

The goal of BGI’s review with respect to its products and supply chain was to ascertain:

a.if columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten (collectively, “T3G minerals”) are necessary to the functionality or production of products that BGI manufactures; and, if so,
b.if the T3G minerals are financing conflict in the Democratic Republic of the Congo or an adjoining country (“Conflict Minerals”).

Together, this two-pronged review is hereinafter referred to as the Company’s “Reasonable Country of Origin Inquiry.”

This year, in furtherance of the Company’s Reasonable Country of Origin Inquiry, BGI updated its list of existing suppliers that were known to have, or may have, supplied T3G minerals based on the nature of the specific products manufactured by BGI and materials provided by each supplier. BGI contacted more than 1,200 suppliers, each of whom received the OECD-based “Conflict Minerals Reporting Template” (the “CMRT”). Under the procedures used for the review, BGI’s SBU supply chain representatives sent the CMRT to their respective suppliers with a deadline for response. Subsequently, BGI Supply chain representatives reviewed the CMRT information received from the Company’s suppliers and assessed and reported supplier conflict mineral status.

BGI has a Conflicts Minerals Policy and reserves the right to enforce its supply chain terms and conditions of purchase. In addition, BGI also maintains certain supplier onboarding processes to mitigate the risk of receiving Conflict Minerals following the initial CMRT. The SBU supply chain representatives retain records of each supplier’s response to the CMRT in a centralized database for internal confirmation and future review and audit by BGI Legal and others.

In addition, BGI provided additional training for each SBU supply chain representative and established a schedule of guidance and communication updates with senior management.

Reasonable Country of Origin Inquiry
BGI conducted a Reasonable Country of Origin inquiry by reviewing the CMRT responses provided by suppliers. Like BGI, many of the Company’s suppliers are several steps in the supply chain removed from smelters. Responses from the Company’s suppliers varied. Some affirmatively informed BGI that no Conflict Minerals were provided to BGI, while other suppliers indicated that they did not know if Conflict Minerals were included in the materials that they supply to BGI. Some suppliers provided generalized CMRT responses that applied across their entire product line, while other suppliers provided a more specific response that related to the specific product supplied by that supplier to BGI. Based on information obtained from supplier responses to the CMRT and subsequent follow-up communications with the Company’s suppliers, BGI does not have sufficient information to determine the country of origin of all the T3G minerals in the Company’s supply chain.

BGI Conflict Minerals Policy
BGI has adopted a Conflict Minerals Policy and posted it on BGI’s Investor Relations website to communicate to the public and BGI’s supply chain its intent to support the social goals underlying the Conflict Minerals Rule (the “Policy”). The Policy can be found at: https://s24.q4cdn.com/605164115/files/doc_downloads/doc_govs/Conflict-Minerals-Policy.pdf

Measures to Strengthen Supplier Engagement
BGI has incorporated Conflict Minerals contract language into its standard terms and conditions or has disclosed Conflict Minerals requirements on purchase orders. Also, the Company has implemented Conflict Minerals related requirements for the onboarding of new suppliers. In accordance with the OECD Framework, these efforts help engage BGI’s suppliers to mitigate the risk of receiving Conflict Minerals.

Next Steps

BGI will continue its ongoing compliance efforts with regard to maintaining a substantive response rate to the CMRT through continued dialogue with suppliers; evaluating information provided by suppliers; applying its Conflict Minerals contract terms and conditions; performing Conflict Minerals due diligence when onboarding new suppliers; and ensuring any businesses acquired in the future perform the necessary due diligence.

BGI continues to review best practices and expert guidance for opportunities to strengthen compliance controls as it further develops its Conflict Minerals compliance program. The Company plans to continue addressing Conflict Minerals issues in its supply chain as necessary by continuing to engage its suppliers in dialogue, discouraging suppliers from sourcing Conflict Minerals, requiring greater supply chain transparency, and/or potentially re-sourcing in certain circumstances.